UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13D


           Under the Securities Exchange Act of 1934


              HYPERDYNAMICS CORPORATION
                  (Name of Issuer)

           Common Stock, par value $.001
           (Title of Class of Securities)

                      448954107
                   (CUSIP Number)

                    Kent Watts
             5444 Westheimer, Suite 2080
                Houston, Texas 77056
                    (713)622-1893
           (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications:

                  February 6, 1997
           (Date of Event which Requires Filing of this Statement)

           If this filing person has previously filed a statement on 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting
           beneficial ownership of five percent or less of such class.)   (Rule
           13d-7.)

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                      SCHEDULE 13D

                                 CUSIP NO. 448954107
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           1)      Names of Reporting Person

                          John C. Malone

                   S.S. or I.R.S. Identification No. of Above Person

                          ###-##-####
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          2)        Check the Appropriate Box if a Member of a Group

                              (a) [   ]
                              (b) [   ]

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           3)       SEC Use Only

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           4)       Source of Funds:
                              oo

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           5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                              N/A
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           6)       Citizenship of place of Organization:
                              UNITED STATES

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                                   7)   Sole Voting Power
           Number of Shares                 299,000
           Beneficially owned      --------------------------------------------
           by Each Reporting       8)   Shared Voting Power
           Person With                      -0-
                                   --------------------------------------------
                                   9)   Sole Dispositive Power
                                            299,000
                                   --------------------------------------------
                                  10)  Shared Dispositive Power
                                            -0-
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           11) Aggregate Amount Beneficially Owned by Each  Reporting Person:
                                   299,000
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           12) Check if Aggregate Amount in Row 11 excludes certain shares:
                                   [  ]
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           13) Percent of Class Represented by Amount in Box 11:
                                   5.4%
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           14) Type of Reporting Person
                                   IN

           ITEM 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, par value $.001 per share ("the Common Stock") issued by HyperDynamics Corporation, a Delaware corporation ("the Company"), which has its principal executive offices at 5444 Westheimer, Suite 2080, Houston, Texas 77056.

           ITEM 2.  Identity and Background

               This statement is filed by John C. Malone ("the
           Reporting Person") whose principal business address is 5444 Westheimer, Suite 2080, Houston, Texas 77056. The Reporting
           Person is principally engaged as an independent certified public accountant and consultant. The Reporting Person is a United
           States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

           ITEM 3.  Source and Amount of Funds or other Consideration

               The Reporting Person acquired 299,000 shares of
           Common Stock giving rise to the filing of this statement in exchange for services rendered in connection with the formation of the Company and the negotiation of acquisitions.

           ITEM 4.  Purpose of Transaction

               On August 26, 1996, the Reporting Person acquired
           299,000 shares of Common Stock in exchange for services
           rendered in connection with the formation of the Company and the negotiation of acquisitions.  On February 9, 1997, the
           Company agreed with the original shareholders of its largest acquisition, Houston Creative Connections, Inc. to transfer 100%
           of ownership of this subsidiary back to such original shareholders in exchange for their entire holdings of Company stock, or 2,102,000 shares. As a result of this transaction, the ownership of the Reporting Person reached 5%. The purpose of this exchange was to compensate the Reporting Person for services rendered in connection with the formation of the Company and the negotiation
           of acquisitions.   The decision to issue the shares of Common
           Stock was reached by the Reporting Person and the Company on a mutual basis.

               The Reporting Person intends to hold his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any termination of registration pursuant to Section 12(g)(4) of the Act of a class of equity securities of the Company; or (ix) any action similar to any of those enumerated above.

               Notwithstanding the foregoing, the Reporting Person
           may determine to change his  investment intent to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into
           consideration several   factors, such as the Company's business
           and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in the open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this item.

           ITEM 5.  Interest in Securities of the Issuer

               The Reporting Person is the beneficial owner of 299,000
           shares of Common Stock for   which he has sole voting power
           and investment power. Except for the shares described in Item 3 above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

           ITEM 6. Contracts, Arrangements, Understandings or Relationships with the Securities of the Issuer

                    N/A

           ITEM 7.  Material to be Filed as Exhibits

                    No exhibits are being filed with this statement.

                                        SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: June 4, 1997

                         /s/ JOHN C. MALONE
               Name/Title
           ________________________________________

           ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).